UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Exhibits 4.1, 4.2 and 99.1 to this report, furnished on Form 6-K, shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-177919, 333-180487, 333-187611 and 333-194903) and Form F-3 (File No. 333-198758).

Entry into a Material Definitive Agreement

On April 14, 2015, Sequans Communications S.A. (the “Company”) entered into a convertible note agreement (the “Agreement”) with Nokomis Capital Master Fund, LP, one of the Company’s existing shareholders (the “Holder”), regarding the issuance and sale of a convertible note in the principal amount of $12 million (the “Note”), which Note shall be convertible into the Company’s American Depositary Shares (“ADSs”), each representing one ordinary share, nominal value €0.02 per share, at a conversion rate of 540.5405 ADSs for each $1,000 principal amount of the Note (the “Conversion Rate”), subject to certain adjustments, which equates to an initial conversion price of $1.85 per ADS (the “Conversion Price”).  The transactions contemplated by the Agreement, including the issuance of the Note, closed on April 15, 2015.

The Note is an unsecured obligation of the Company, will mature on the third anniversary of the issuance date and is not redeemable prior to maturity at the option of the Company. The accreted principal amount of the Note is convertible at any time or times on or after the issuance date until maturity, in whole or in part, into ADSs at the Conversion Rate, subject to certain adjustments for significant corporate events, including dilutive issuances, dividends, stock splits and other similar events.  Interest accrues on the unconverted portion of the Note at the rate of 7% per year, paid in kind annually on the anniversary of the issuance of the Note.  The Note also provides for customary events of default which, if any of them occurs, would permit or require the principal of and accrued interest on the Note to become or to be declared due and payable.

If, during the 12 months following issuance of the Note, the Company issues any ADSs, ordinary shares or other securities (with certain exceptions) at an effective or maximum sales price (including, as applicable, the effective or maximum conversion or exchange price) (the “Other Sale Price”) below the effective Conversion Price of the Note, then the Conversion Rate shall be adjusted such that the Conversion Price will thereafter equal the Other Sale Price.  If, however, the Other Sale Price is more than 30% below the effective Conversion Price of the Note, then the Conversion Rate shall be adjusted such that the Conversion Price will thereafter equal 70% of the Other Sale Price.

In the event of a recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Company’s assets or other transaction, which in each case results in the Company’s shareholders receiving stock, securities or assets with respect to or in exchange for their ADSs or ordinary shares, the Holder shall elect, at its option, either (a) to require the Company to repurchase for cash the entire accreted principal amount of the Note or (b) to convert the Note in its entirety.

The Note contains customary ongoing covenants of the Company.  In addition, the Note provides that the Company will not grant a consensual security interest or pledge its personal property assets to a third party lender (with certain limited exceptions) during the time that the Note is outstanding.  Any amendment or waiver of the terms of the Note requires the affirmative consent of the Holder.

B. Riley & Company acted as advisor for the transaction.

Other Events

On April 15, 2015, the Company issued a press release announcing the issuance and sale of the Note. A copy of the Agreement, the Note and the related press release are attached hereto as exhibits 4.1, 4.2 and 99.1, respectively. The summary description above is qualified in its entirety by reference to the terms of the Agreement and the Note, which are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A.
(Registrant)

Date: April 15, 2015	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

4.1	Convertible Note Agreement, dated April 14, 2015
4.2	Convertible Promissory Note, dated April 14, 2015
99.1	Press release dated April 15, 2015